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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                                  COMMISSION FILE NUMBER 0-27920

                           NOTIFICATION OF LATE FILING

                    (CHECK ONE) [X] FORM 10-K [ ] FORM 11-K
                   [ ] FORM 20-F [ ] FORM 10-Q [ ]FORM N-SAR

                       FOR PERIOD ENDED: JANUARY 30, 1999

                       [ ]  TRANSITION REPORT ON FORM 10-K
                       [ ]  TRANSITION REPORT ON FORM 20-F
                       [ ]  TRANSITION REPORT ON FORM 11-K
                       [ ]  TRANSITION REPORT ON FORM 10-Q
                       [ ]  TRANSITION REPORT ON FORM N-SAR

                       FOR THE TRANSITION PERIOD ENDED: _______________

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:


                                     PART I
                             REGISTRANT INFORMATION

                             FULL NAME OF REGISTRANT

                              GARDEN BOTANIKA, INC.

            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                              8624 154TH AVENUE NE

                            CITY, STATE AND ZIP CODE

                            REDMOND, WASHINGTON 98052



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                                     PART II
                             RULES 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

                            (a) The reasons described in reasonable detail in
                            Part III of this form could not be eliminated without unreasonable effort or
        [X]                 expense;
                            (b) The subject annual report, on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

        Registrant is unable to file its report on Form 10-K for the year ended January 30, 1999 without unreasonable effort and expense for the reasons set forth below.

        On April 20, 1999, the registrant filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in order to address obligations associated with the registrant's recent financial difficulties and related reorganization efforts. The bankruptcy filing has placed an enormous strain on the registrant's accounting and administrative staff. The registrant's staff has spent the majority of its time during the past weeks preparing for the filing of the bankruptcy petition and negotiating the reorganization efforts. This has involved an enormous amount of time and effort and daily court appearances for the registrant's accounting staff, including the registrant's Chief Financial Officer, who has primary responsibility for preparation of the registrant's periodic reports. Moreover, the registrant's current and future business plans and management team is still in flux in connection with the bankruptcy process. As a result, the registrant has had insufficient resources to collect the information necessary for, and prepare an accurate draft of, its Form 10-K. Further, substantially all of the information necessary to finalize the Form 10-K is still unavailable at this time as a result of the bankruptcy filing.

        In addition, in connection with its bankruptcy filing, the registrant will seek authority to close 95 of its 245 retail stores nationwide and liquidate the related inventory by May 31, 1999. The closures and liquidation may require additional adjustments to and disclosures in the registrant's financial statements. At the registrant's recommendation, the registrant's accounting staff and outside auditors elected to not finalize the applicable financial statements until the bankruptcy court approved the registrant's closure and liquidation plans (which occurred on April 30, 1999). This delay has precluded the registrant's auditors from timely completing the audit of the financial statements to be included in the Annual Report on Form 10-K. Until the audit of the registrant's financial statements has been completed, the registrant lacks a reasonable basis for describing various of the details of the registrant's business and operations, nor can the financial statements and related Management's Discussion and Analysis thereof be appropriately finalized and included in the Annual Report on Form 10-K. Finally, the registrant's bankruptcy filing will have a material impact on the registrant's current litigation. The exact nature of this impact is not fully ascertainable at this point. Until the registrant is able to determine how its current litigation will be affected by the bankruptcy filing, the registrant lacks a reasonable basis for describing the details of the registrant's legal proceedings.



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                                     PART IV
                                OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification.

        Name:   James Dunlap, General Counsel  (425) 558-6623

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

        The registrant expects that the results of its operations for fiscal year 1998 to be included in the subject report will exhibit a material decline from fiscal year 1997. The registrant believes this decline will be the result of a deterioration in store level sales as well as the need to recognize impaired asset reserves for many of the registrant's most poorly performing stores. However, for the reasons set forth above in Part III, the registrant is unable to quantify the anticipated change at this time.

        Garden Botanika, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 30, 1999                       By: /s/ ARLEE JENSEN
                                                --------------------------------
                                                Arlee Jensen, Chief Executive
                                                Officer


Exhibit 1 Letter dated April 30, 1999, from Arthur Andersen LLP to Securities and Exchange Commission



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                                    Exhibit 1


April 30, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Garden Botanika, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended January 30, 1999, in part because, as a result of circumstances relating to the Registrant's bankruptcy, we have not yet completed our audit of the financial statements of the Registrant for the year ended January 30, 1999 and are therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,


ARTHUR ANDERSEN LLP